UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: August 31, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 31, 2012, entitled “2012 Interim Report”.
99.2	Announcement dated August 31, 2012, entitled “Notification Letter and Request Form for Non-Registered Holders”.

Exhibit 99.1

CONTENTS

2	CHAIRMAN’S STATEMENT

4	CEO’S STATEMENT

7	KEY FIGURES

8	INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

10	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

12	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

14	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

39	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

41	OTHER INFORMATION

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of the year, the global economic situation was critical, and China’s economic growth encountered challenges. Under this environment, CNOOC Limited followed the blueprint of “A new leap forward” as the guiding principle, actively sought opportunities amidst crisis, and realised steady growth in its different areas of business. We overcame the difficulties including a small decline in production and escalating costs and maintained strong profitability. Our net profit reached RMB 31.87 billion and once again delivered satisfactory results for our shareholders.

To realize the “new leap forward” plan, we continued to focus on our exploration program. During the first half of the year, our efforts achieved encouraging returns in our core area – offshore China. With the successful discoveries and appraisals of the mid-to-large scale oil and gas structures including Penglai 9-1 and Kenli 2-1, we strengthened our resource base for long term growth in offshore China. Our independent exploration activities in deepwater areas in the South China Sea also started to unfold the resource potential in the region. These exploration progresses made in offshore China reinforced our confidence in the sustainable development of the Company.

The Company’s development and production operations in both offshore China and overseas saw many highlights. The performance of the producing oil and gas fields in offshore China was satisfactory through the adoption of production enhancement measures such as infill drilling and new technologies such as thermal recovery of heavy oil. The production volume for overseas projects has been ramping up at a steady pace. These have effectively compensated for the production losses from the shutdown of the Penglai 19-3 oilfield, enabling the Company to maintain a relatively high level of net oil and gas production despite a series of difficulties. The Company will continue to work hard to realize its annual production target.

The Company also achieved new breakthrough in its overseas development. In July, we signed an agreement for the acquisition of Nexen Inc. in Canada. Upon the closing of the transaction, the Company will become a truly global oil and gas exploration and production company with a balanced resources portfolio and important presences in the world’s major oil and gas production areas. At the same time, we will be able to acquire the world-class management team and employees from Nexen and establish a leading international development platform. We are confident that the transaction will be able to create long term value for our shareholders.

In consideration of the capital requirements of the Nexen transaction and to maintain financial flexibility and support the Company’s long-term growth, the board of directors of the Company has decided to pay an interim dividend of HK$0.15 (tax inclusive) per share for 2012.

In view of rapid developments in the different areas of the Company’s business and faced by the uncertain and complex external environment, we will put more emphasis on building our own capabilities. Upon the foundation of a relatively effective management system and an internal risk control mechanism, we will continue our effort to ensure safe and environmental-friendly production, to strengthen our risk control and innovative ability in scientific technology and management as well as to build up a pool of talents and employees. We shall enhance our core management, strengthen our development foundation, and continuously raise the Company’s core competitiveness and capability of sustainable development. We will strive to build up a strong foundation for the Company’s “A new leap forward” blueprint and to continue to create value and returns for our shareholders.

WANG Yilin Chairman

Hong Kong, 21 August 2012

CEO’S STATEMENT

Dear Shareholders,

Following the blueprint of “A new leap forward”, CNOOC Limited carried out its various businesses in a steady and orderly manner and achieved stable growth for its results in the first half of 2012.

Review of the first half year

During the first half of the year, downward pressure for the world’s economic growth was mounting as Europe’s debt crisis continued to deepen; international oil prices decreased significantly from a high level. Under these circumstances, our entire staff members worked hard to promote the continued development of the Company’s exploration, development and production and other businesses. We continue to maintain good records in perspective of health, safety and environmental protection.

First of all, the Company’s exploration work achieved encouraging results. During the first half of the year, 10 discoveries were made and 18 appraisal wells were successful. Meanwhile, significant progresses were made in different fronts. In the Bohai area, we made four major achievements: firstly, a series of appraisal wells were successful, proving Penglai 9-1 to be the biggest oil and gas structure discovered in Bohai in recent years; secondly, we made a mid-to-large discovery Kenli 2-1, which contains medium to light crude oil; thirdly, the successful appraisal of Qinhuangdao 29-2 East structure was made, extending the original Qinhuangdao 29-2 structure and enlarging its reserve scale; lastly, two new discoveries, Luda 21-2 and Luda 6-2, made in the Liaodong Bay area were both mid-sized discoveries, opening up a new exploration field with ample potentials in this area. In Western South China Sea, breakthrough was once again achieved in the Yinggehai high-temperature high-pressure zone, resulting in the Dongfang 13-2 natural gas discovery.

In addition, independent deep water exploration progressed smoothly. As planned, we have proceeded with independent drilling in the deep water area in South China Sea, accumulating extensive operation technologies and management experiences. Natural gas discovery was made in the Liuhua 29-2 structure, demonstrating a brighter future for the area’s exploration.

For the first half of the year, the Company’s net oil and gas production reached 160.9 million BOE. Our net production decreased 4.6% year over year (YoY) mainly due to the Penglai 19-3 oilfield, the scheduled shutdown and maintenance, and the disposal of the ONWJ block in Indonesia. By bringing the new projects on stream as scheduled, ensuring the stable operation of the facilities and equipment, and optimizing the technologies for production enhancement, we are confident to accomplish our annual production target of 330-340 million BOE established early this year.

The Company’s average realized oil price reached US$116.91 per barrel, representing an increase of 8.1% YoY; the average realized natural gas price reached US$5.90 per thousand cubic feet, representing an increase of 20.0% YoY. The Company maintained its strong profitability in the industry, with oil and gas sales reached RMB95.66 billion and net profit amounted to RMB31.87 billion. It is worth mentioning that due to rising industry costs and changes in the Company’s assets structure, our all-in cost for the first half of the year was US$34.60 per barrel, representing an increase of 13.1% compared to the whole year of 2011. In order to maintain our competitive cost structure, cost control will continue to be a key aspect for the management of the Company in the future.

Opening up a new horizon for overseas development

Since the beginning of the year, the Company has achieved satisfactory development in its overseas business, with overseas oil and gas production increasing significantly. The acquisition of one-third working interest in each of Exploration Area of 1, 2 and 3A in Uganda was also completed on 21 February 2012.

It is more encouraging that an agreement was reached between the Company and Nexen Inc. in Canada in July for the acquisition of the entire common shares and preferred shares of Nexen Inc. for a consideration of US$15.1 billion. The acquisition was consistent with CNOOC Limited’s established value-driven merger and acquisition strategy. The acquisition will not only increase the net proved reserve of the Company by around 30% and its net production by around 20%, but also bring to the Company invaluable experience in the area of unconventional oil and gas resources such as oil sands and shale gas, as well as a high-quality management team and employees.

Through the transaction, we will be able to expand our overseas business and resource base, enhance our presence in Canada, Gulf of Mexico and Nigeria, and enter the resourceful UK North Sea. It will further diversify CNOOC Limited’s growth platform and benefit our long term sustainable growth.

In the meantime, we will continue to enhance the management on our overseas assets and control the risks including the changes of fiscal regimes.

Outlook for the second half of the year

For the second half of the year, the world economy will likely to continue to bear the downward pressure and international oil prices are expected to become increasingly volatile. In view of the critical external environment, we will continue to ensure good business performance in different aspects of the Company, strengthening our foundation and striving for stable development.

In practical terms, the Company will focus on the following areas:

Firstly, continue to strengthen the fundamental management and the system of health, safety and environmental protection to ensure safe and environmental-friendly production.

Secondly, commence new projects on schedule, implement production enhancement measures such as infill drilling, and ensure our annual production target be accomplished.

Thirdly, focus on the appraisal of new discoveries made in the first half of the year and continue to implement exploration program.

Fourthly, carry out the follow up work of the transaction with Nexen.

Lastly, strengthen core management and focus on cost control and efficiency improvement.

The Company has embarked on a new development platform, establishing a portfolio with combination of independent and PSC operations, shallow water and deep water, domestic and overseas, as well as conventional and unconventional oil and gas resources. In the future, we will continue to enhance our core competitiveness and strive to deliver greater value to our shareholders.

LI Fanrong Chief Executive Officer

Hong Kong, 21 August 2012

KEY FIGURES

	Six months ended 30 June
	2012	2011

Net profit, million RMB	31,869	39,343
Basic earnings per share, RMB	0.71	0.88

Total oil and gas sales, million RMB	95,658	97,030
Total revenue, million RMB	118,268	124,568

Interim dividend per share, HK$(tax inclusive)	0.15	0.25

Net Production*
Oil, million barrels	127.0	133.2
Gas, billion cubic feet	195.7	208.2
Total, million BOE	160.9	168.7

*	Including our interest in equity-accounted investees, which is approximately 8.7 million BOE for the first half of 2012 and approximately 8.8 million BOE for the first half of 2011.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2012
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2012	2011
	Notes	(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	4	95,658	97,030
Marketing revenues	4	21,884	27,110
Other income		726	428

		118,268	124,568

EXPENSES
Operating expenses		(8,753)	(7,322)
Taxes other than income tax	7(ii)	(8,034)	(4,864)
Exploration expenses		(4,584)	(1,538)
Depreciation, depletion and amortisation		(15,172)	(13,950)
Special oil gain levy	5	(13,639)	(17,274)
Crude oil and product purchases	4	(21,780)	(27,026)
Selling and administrative expenses		(1,246)	(1,204)
Others		(552)	(603)

		(73,760)	(73,781)

PROFIT FROM OPERATING ACTIVITIES		44,508	50,787
Interest income		633	442
Finance costs	6	(850)	(566)
Exchange (loss)/gain, net		(356)	294
Investment income		1,037	663
Share of profits of associates		156	177
Share of profits of a joint venture		54	317
Non-operating income/(expense), net		27	(38)

PROFIT BEFORE TAX		45,209	52,076
Income tax expense	7(i)	(13,340)	(12,733)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		31,869	39,343

		Six months ended 30 June
		2012	2011
	Notes	(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		280	(1,752)
Net (loss)/gain on available-for-sale financial assets, net of tax	9	(621)	1,210
Share of other comprehensive (loss)/income of associates		(1)	10

OTHER COMPREHENSIVE LOSS FOR THE PERIOD,
NET OF TAX		(342)	(532)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD
ATTRIBUTABLE TO OWNERS OF THE PARENT		31,527	38,811

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE
TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	8	0.71	0.88
Diluted (RMB Yuan)	8	0.71	0.88

DIVIDEND
Interim dividend declared (tax inclusive)	17	5,459	9,287

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2012
(All amounts expressed in millions of Renminbi)

		30 June	31 December
		2012	2011
	Notes	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	10	236,764	220,567
Intangible assets	11	949	1,033
Investments in associates		2,886	2,822
Investment in a joint venture		19,045	20,175
Available-for-sale financial assets		6,407	7,365
Deferred tax assets		57	–
Other non-current assets		420	379

Total non-current assets		266,528	252,341

CURRENT ASSETS
Inventories and supplies		5,189	4,380
Trade receivables	12	18,241	20,662
Held-to-maturity financial assets		1,544	23,467
Available-for-sale financial assets		63,317	27,576
Other current assets		8,816	7,684
Time deposits with maturity over three months	13	36,785	24,476
Cash and cash equivalents		13,801	23,678

Total current assets		147,693	131,923

		30 June	31 December
		2012	2011
	Notes	(Unaudited)	(Audited)

CURRENT LIABILITIES
Loans and borrowings	15	25,643	19,919
Trade and accrued payables	14	19,589	20,424
Other payables and accrued liabilities		12,288	22,217
Taxes payable		7,372	7,656

Total current liabilities		64,892	70,216

NET CURRENT ASSETS		82,801	61,707

TOTAL ASSETS LESS CURRENT LIABILITIES		349,329	314,048

NON-CURRENT LIABILITIES
Loans and borrowings	15	29,347	18,076
Provision for dismantlement		26,351	24,964
Deferred tax liabilities		5,902	5,488
Other non-current liabilities		3,504	2,664

Total non-current liabilities		65,104	51,192

NET ASSETS		284,225	262,856

EQUITY
Equity attributable to owners of the parent
Issued capital	16	949	949
Reserves		283,276	261,907

TOTAL EQUITY		284,225	262,856

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2012
(All amounts expressed in millions of Renminbi)

	Equity attributable to owners of the parent
		Share
		premium		Statutory
		and capital	Cumulative	and non-			Proposed
	Issued	redemption	translation	distributive	Other	Retained	final
	capital	reserve	reserve	reserves	reserves	earnings	dividend	Total

Balances at 1 January 2011	949	42,129	(13,361)	20,000	10,972	145,656	9,421	215,766
Profit for the period	–	–	–	–	–	39,343	–	39,343
Other comprehensive loss,
net of tax	–	–	(1,752)	–	1,220	–	–	(532)

Total comprehensive income	–	–	(1,752)	–	1,220	39,343	–	38,811
2010 final dividend	–	–	–	–	–	134	(9,421)	(9,287)
Equity-settled share option expenses	–	–	–	–	103	–	–	103
Appropriation and utilisation
of safety fund, net	–	–	–	–	1	–	–	1

Balances at 30 June 2011
(Unaudited)	949	42,129	(15,113)	20,000	12,296	185,133	–	245,394

Balances at 1 January 2012	949	42,129	(17,187)	20,000	10,282	196,541	10,142	262,856
Profit for the period	–	–	–	–	–	31,869	–	31,869
Other comprehensive loss,
net of tax	–	–	280	–	(622)	–	–	(342)

Total comprehensive income	–	–	280	–	(622)	31,869	–	31,527
2011 final dividend	–	–	–	–	–	(49)	(10,142)	(10,191)
Equity-settled share option expenses	–	–	–	–	33	–	–	33

Balances at 30 June 2012
(Unaudited)	949	42,129	(16,907)	20,000	9,693	228,361	–	284,225

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2012
(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	36,240	50,534
Net cash used in investing activities	(51,845)	(56,360)
Net cash generated from financing activities	5,707	1,791

Net decrease in cash and cash equivalents	(9,898)	(4,035)

Cash and cash equivalents at beginning of period	23,678	27,287

Effect of foreign exchange rate changes, net	21	(230)

Cash and cash equivalents at end of period	13,801	23,022

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2012
(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the six months ended 30 June 2012, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2012, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place and date of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands 23 August 1999	US$20,000,000,002	100%	Investment holding
OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding
CNOOC Finance (2002) Limited**	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance
CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance

Name of entity	Place and date of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries (continued):
CNOOC Finance (2011) Limited	British Virgin Islands 31 December 2010	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited***	British Virgin Islands 10 April 2012	US$1,000	100%	Bond issuance
Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC 1 March 2010	RMB 1 billion	100%	Deepwater and low-grade oil and gas fields exploration, development, and oil and gas production, sales in the PRC
CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands 15 October 2010	US$1	100%	Providing services of petroleum exploration and development in oilfield of the Republic of Iraq

Name of entity	Place and date of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (continued):
CNOOC Canada Inc.	Canada 15 January 1999	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd (note 3)	Uganda 11 May 2010	1,000,000 Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Joint venture:
Bridas Corporation	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Northern Cross (Yukon) Limited	Yukon, Canada 19 September 1994	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**	The guarantee notes issued by CNOOC Finance (2002) Limited were repaid in March 2012 (note 15), and CNOOC Finance (2002) Limited was subsequently dissolved on 27 July 2012.

***	CNOOC Finance (2012) Limited was incorporated on 10 April 2012, for issuing guaranteed notes (note 15).

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2012 have been prepared in accordance with International Accounting Standards 34 (“IAS 34”) and Hong Kong Accounting Standards 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2011.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2011. The adoption of new standards and interpretations as of 1 January 2012 does not have any material impact on the accounting policy, interim financial position or performance of the Group.

Improvements to IFRSs/HKFRSs

The IASB/HKICPA has issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, interim financial position or performance of the Group.

3.	ACQUISITIONS AND OTHER VENTURE

On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operations Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) for an initial cash consideration of US$1.467 billion. The acquisition of the Uganda Assets was completed on 21 February 2012. Together with the related price adjustment, the cash consideration mentioned above has been recorded as acquisition costs of oil and gas properties.

4.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The marketing cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

5.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. MOF has decided to increase the threshold of the SOG Levy to US$55, with effect from 1 November 2011. Notwithstanding this adjustment, the SOG Levy continues to have five levels and should be calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

6.	FINANCE COSTS

Accretion expenses of approximately RMB647 million relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2012 (six months ended 30 June 2011: approximately RMB421 million).

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2011: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

(ii)	Other taxes

  The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

–
Mineral resource compensation at the temporary rate of 1% on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes and business tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	31,869	39,343

Number of shares:
Number of ordinary shares issued at
the beginning of the period, excluding
repurchased but not cancelled shares	44,646,305,984	44,669,199,984

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,646,305,984	44,669,199,984

Effect of dilutive potential ordinary shares under
the share option schemes	161,740,031	220,916,382

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,808,046,015	44,890,116,366

Earnings per share – Basic (RMB Yuan)	0.71	0.88

– Diluted (RMB Yuan)	0.71	0.88

9.	NET (LOSS)/GAIN ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Available-for-sale financial assets:
Comprehensive income arising during the period	9	1,870
Less: Reclassification adjustment for net
gain included in the investment income	(509)	(660)
Less: Income tax effect	(121)	–

	(621)	1,210

The comprehensive income of the Group’s available-for-sale investments was derived from investment of corporate wealth management products, liquidity funds and the investment in the equity securities of MEG Energy Corporation.

10.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2012, additions to the Group’s property, plant and equipment, including the property, plant and equipment acquired in acquisitions, amounted to approximately RMB32,474 million (six months ended 30 June 2011: approximately RMB25,044 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB684 million (six months ended 30 June 2011: approximately RMB456 million) in respect of interest capitalised in property, plant and equipment.

11.	INTANGIBLE ASSETS

The intangible assets of the Company comprise software, gas processing rights of the NWS Project. The computer software is amortised over their respective useful lives on the straight-line basis. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas using the unit-of-production method.

12.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas, except for new customers, where payment in advance is normally required. Trade receivables are non-interest-bearing.

As at 30 June 2012 and 31 December 2011, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

13.	TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

Included in the time deposit is a deposit of RMB8.88 billion placed by CNOOC China Limited, a wholly-owned subsidiary of the Company, with the Bank of China to secure loans of US$1.37 billion (note 15) granted by the Bank of China.

14.	TRADE AND ACCRUED PAYABLES

As at 30 June 2012 and 31 December 2011, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

15.	LOANS AND BORROWINGS

Current

			30 June			31 December
			2012			2011
	Effective interest		(Unaudited)			(Audited)
	rate and final	Bank	Notes/		Bank	Notes/
	maturity	loan	Bonds	Total	loan	Bonds	Total

Short-term loans and borrowings
General loan	LIBOR+0.6% to 1.5%
	per annum with maturity
	within one year	24,160	–	24,160	16,193	–	16,193

		24,160	–	24,160	16,193	–	16,193

Loans and borrowings
due within one year
For Tangguh LNG Project*****	LIBOR+0.23% to 0.38%
	per annum with maturity
	within one year	220	–	220	207	–	207

For Nigeria OML130 Project	LIBOR+4% per annum
	with maturity within
	one year	–	–	–	369	–	369

Finance (2002)*		–	–	–	–	3,150	3,150

Finance (2003)**		–	1,263	1,263	–	–	–

		220	1,263	1,483	576	3,150	3,726

		24,380	1,263	25,643	16,769	3,150	19,919

Non-current

			30 June			31 December
			2012			2011
	Effective interest		(Unaudited)			(Audited)
	rate and final	Bank	Notes/		Bank	Notes/
	maturity	loan	Bonds	Total	loan	Bonds	Total

For Tangguh LNG Project*****	LIBOR+0.23% to 0.38%
	per annum with
	maturity through 2021	2,460	–	2,460	2,562	–	2,562

Finance (2003)**		–	1,853	1,853	–	3,102	3,102

Finance (2011)***		–	12,467	12,467	–	12,412	12,412

Finance (2012)****		–	12,567	12,567	–	–	–

		2,460	26,887	29,347	2,562	15,514	18,076

As at 30 June 2012, except for general loans of US$1.37 billion secured by time deposits (note 13), all the bank loans of the Group were unsecured. None of the outstanding borrowings was guaranteed by CNOOC.

*
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes were unconditionally and irrevocably guaranteed by the Company, and were repaid in March 2012.

**
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****
The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

*****	The amount represented the Group’s share of utilised bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

There was no default of principal, interest or redemption terms of the loans and borrowings during the period.

16.	ISSUED CAPITAL

			Issued
	Number	Share	share capital
Shares	of shares	capital	equivalent of
		HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2012 and
31 December 2011	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2011	44,669,199,984	893	949

Share repurchased and cancelled in 2011*	(10,019,000)	–	–

As at 31 December 2011 (audited)	44,659,180,984	893	949

Share repurchased and cancelled in 2012*	(12,875,000)	–	–

As at 30 June 2012 (unaudited)	44,646,305,984	893	949

*
During the year of 2011, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on The Stock Exchange of Hong Kong Limited (the “HKSE”). 10,019,000 shares had been cancelled by the Company by 31 December 2011 and the remaining 12,875,000 shares were cancelled on 10 January 2012.

17.	DIVIDEND

On 21 August 2012, the board of Directors (the “Board”) declared an interim dividend of HK$0.15 (tax inclusive) per share (six months ended 30 June 2011: HK$0.25 (tax inclusive) per share), totalling approximately HK$6,697 million (tax inclusive) (equivalent to approximately RMB5,459 million (tax inclusive)) (six months ended 30 June 2011: approximately RMB9,287 million (tax inclusive)), based on the number of issued shares as at 30 June 2012.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies, banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

18.	SHARE OPTION SCHEMES

The Company has adopted the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in the interim report.

During the six months ended 30 June 2012, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
		average
	Number of	exercise
	share options	price
		HK$

Outstanding as at 1 January 2012	420,960,900	9.56
Granted during the period	–	–
Exercised during the period	–	–
Forfeited during the period	(6,026,000)	10.89

Outstanding as at 30 June 2012	414,934,900	9.54

Exercisable as at 30 June 2012	383,227,000	9.28

No share options had been cancelled during the six months ended 30 June 2012.

As at 30 June 2012, the share options outstanding under these share option schemes represented approximately 0.93% of the Company’s shares in issue as at that date (31 December 2011: 0.94%).

Other than those disclosed in these interim condensed consolidated financial statements, no right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2012.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

19.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organizations.

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2010 for the provision (1) by the Group to CNOOC Group and (2) by CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 24 November 2010. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

b)	Long term sales of natural gas and liquefied natural gas

Pricing principles

The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC Group to the Group and paragraph 2 above provided by the Group to CNOOC Group are based on negotiations with CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC Group to the Group as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC Group to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Provision of exploration and support services	3,936	3,024
– Inclusive of amount capitalised under property,
plant and equipment	2,298	1,860
Provision of oil and gas development and support services	7,314	3,165
Provision of oil and gas production and
support services (Note a)	3,632	2,661
Provision of marketing, management and
ancillary services (Note b)	278	236
FPSO vessel leases (Note c)	559	641

	15,719	9,727

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2012 and 2011.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products
(other than long term sales of natural gas and
liquefied natural gas) (Note d)	73,415	66,627

Long term sales of natural gas
and liquefied natural gas (Note e)	2,385	2,925

	75,800	69,552

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Interest income from deposits in CNOOC Finance (Note f)	134	40

(b)	Deposits made by the Group

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Deposits in CNOOC Finance (Note f)	17,369	9,800

(v)	Balances with CNOOC Group

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	77	456
Amounts due to other related parties
– included in trade and accrued payables	8,742	11,075

	8,819	11,531

Amounts due from other related parties
– included in trade receivables	11,223	10,058
– included in other current assets	297	254

	11,520	10,312

(vi)	Balances with a joint venture

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Amounts due from a joint venture
– included in held-to-maturity financial assets	44	44

(vii)	Transactions and balances with other state-owned entities

The Group enters into extensive transactions covering purchases and sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned entities, other than the CNOOC Group, in the normal course of business at terms comparable to those with other non state-owned entities. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned entities are individually not significant. The individually significant sales transactions with these state-owned entity customers: 29% of the Group’s oil and gas sales during the period was generated from two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation, which are controlled by the PRC government. Transactions with other state-owned entities which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 30 June 2012, as summarised below:

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Cash and cash equivalents	9,036	12,524
Time deposits with financial institutions	15,976	14,976

	25,012	27,500

Short-term loans	12,460	11,153

Interest rates for the above time deposits and short-term loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Short term employee benefits	8	9
Pension scheme contributions	–	–

Amount paid/payable during the period	8	9
Share option benefits	33	48

Total compensation	41	57

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC Group. Individual sales contracts were entered into from time to time between the Group and CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 20 August 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest, excluding funds placed for the purpose of extending entrustment loan services) during the period.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

20.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2012, the Group had the following capital commitments, principally for the construction and purchases of property, plant and equipment:

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Contracted, but not provided for*	28,043	15,219
Authorised, but not contracted for	57,680	59,584
* The amount includes the estimated payments with respect to the Group’s exploration and production licenses to the Ministry of Land and Resources of the PRC for the next five years.

The above table includes a commitment of approximately RMB7,645 million (31 December 2011: RMB3,221 million) contracted with CNOOC Group.

Capital commitments of a joint venture:

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Contracted, but not provided for	471	–
Authorised, but not contracted for	684	1,384

As at 30 June 2012, the Group had unutilised banking facilities amounting to approximately RMB31,698 million (31 December 2011: approximately RMB160,580 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 3 months to 9 years.

As at 30 June 2012, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Commitments due:
Within one year	202	191
In the first to second years, inclusive	38	30
After the second but before the fifth years, inclusive	24	18
After the fifth year	1	2

	265	241

The above table includes minimum lease payments of approximately RMB137 million (31 December 2011: RMB145 million) to CNOOC Group.

Office properties commitments of a joint venture:

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Commitments due:
Within one year	34	7
In the first to second years, inclusive	25	6
After the second but before the fifth years, inclusive	42	11

	101	24

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 8 months to 24 years.

As at 30 June 2012, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2012	2011
	(Unaudited)	(Audited)

Commitments due:
Within one year	541	783
In the first to second years, inclusive	452	444
After the second but before the fifth years, inclusive	691	606
After the fifth year	1,333	313

	3,017	2,146

The above table includes minimum lease payments of approximately RMB1,675 million (31 December 2011: RMB1,783 million) to the CNOOC Group.

(iii)	Contingencies

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigeria Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)	On 26 October 2011, the Company received notice of assessment from Federal Inland Revenue Service of Nigeria (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax in the year of 2010 for the Company’s investment in OML130 project, shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On 13 January 2012, the Company, together with SAPETRO, has filed an appeal in relation thereto to the local Tax Appeal Tribunal.

The Company received a notice of assessment issued by FIRS on 13 June 2012, stating that investment tax allowance, instead of investment tax credit should be applied for the PPT calculation of the Company’s investment in OML130 project. In July 2012, the Company, together with SAPETRO, filed an appeal in relation thereto to the local Tax Appeal Tribunal.

No verdict has been issued to date, and the results of the appeals are still uncertain.

(c)
The Company has extended interest-free intercompany loans to CNOOC International Limited, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese resident enterprise approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International Limited starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In July 2011, the Company completed the transfer of the interest-free intercompany loans to the capital investment in CNOOC International Limited, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), the US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield.

On 21 June 2012, the State Oceanic Administration of the PRC announced the Accident Investigation and Settlement Report by a Joint Investigation Team on the Penglai 19-3 Oilfield Oil Spill Accidents, pointing out that “the Joint Investigation Team has concluded that COPC violated the oilfield Overall Development Program, had defects in its operation procedures and management, and failed to take necessary precautionary measures against foreseen risks, all of which eventually resulted in the oil spills. The Penglai 19-3 Oilfield Oil Spill Accidents were accidents involving liabilities, causing significant marine pollution by oil spill. Pursuant to the PSC, COPC (the operator of the oilfield) shall bear full responsibility for the oil spill accidents.”

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

21.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under joint arrangement and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada, Uganda and Singapore.

The following table presents revenue, profit and assets information for the Group’s operating segments.

	Independent operations Six months ended 30 June		Joint arrangements Six months ended 30 June		Trading business Six months ended 30 June		Corporate Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment revenue
Sales to external
customers:
Oil and gas sales	59,123	56,731	36,535	40,299	–	–	–	–	–	–	95,658	97,030
Marketing revenues	–	–	–	–	21,884	27,110	–	–	–	–	21,884	27,110
Intersegment revenues	–	–	7,620	10,114	–	–	–	–	(7,620)	(10,114)	–	–
Other income	1	149	674	223	–	–	51	56	–	–	726	428

Total	59,124	56,880	44,829	50,636	21,884	27,110	51	56	(7,620)	(10,114)	118,268	124,568

Segment results
Profit before tax	27,328	30,188	24,611	31,035	104	84	786	883	(7,620)	(10,114)	45,209	52,076
Profit for the period	27,328	30,188	24,611	31,035	104	84	(12,554)	(11,850)	(7,620)	(10,114)	31,869	39,343

	Independent operations		Joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment
information
Segment assets	100,232	100,629	192,548	178,164	3,314	4,232	118,127	101,239	–	–	414,221	384,264

22.	SUBSEQUENT EVENTS

(a)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into the Arrangement Agreement in relation to the proposed acquisition by the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and (if the Preferred Shareholder Resolution is passed) preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act. The aggregate value of the consideration of the proposed acquisition is approximately US$15.1 billion (approximately HK$117.2 billion), and is to be payable in cash. The current indebtedness of Nexen Inc. of approximately US$4.3 billion (approximsately HK$33.6 billion) will remain outstanding. Completion of the acquisition is conditional on, amongst others, all necessary governmental and regulatory approvals.

(b)
On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (“Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period). CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules.

23.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2012 were approved and authorised for issue by the Board on 21 August 2012.

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
CNOOC Limited
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the accompanying interim condensed consolidated financial statements set out on pages 8 to 36 which comprises the interim condensed consolidated statement of financial position of CNOOC Limited (the “Company”) and its subsidiaries (collectively as the “Group”) as of 30 June 2012 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Ernst & Young
Certified Public Accountants

22nd Floor, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
21 August 2012

OTHER INFORMATION

DIRECTORS’ INTERESTS

As at 30 June 2012, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code ”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Executive Directors
Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors
Yang Hua	1,150,000	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Zhou Shouwei	1,750,000	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,750,000	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	2,450,000	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	2,700,000	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	2,835,000	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	2,835,000	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,800,000	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Wu Zhenfang	800,000	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,800,000	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152

Other Employees
in Aggregate	10,649,966	10,649,966	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	17,649,934	17,649,934	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	27,230,000	27,230,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	40,370,000	39,870,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	47,848,000	46,798,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	59,283,000	58,233,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	73,776,000	72,376,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	90,163,000	88,137,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

During the six months ended 30 June 2012, no share options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2012, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2012.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 30 June 2012, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.45%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.45%
(iii)	CNOOC	28,772,727,273	64.45%

CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2012, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme. The exercise periods for all options under the Pre-Global Offering Share Option Scheme have lapsed.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme. The exercise periods for all options under the 2001 Share Option Scheme have lapsed.

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2012 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information

Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

On 10 January 2012, the Company cancelled 12,875,000 of the 22,894,000 shares repurchased in 2011. During the six months ended 30 June 2012, there was no purchase, sale or redemption of the Company’s listed securities by the Company or any of its subsidiaries.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the six months ended at 30 June 2012 (before and after the revision to the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules (now known as the “Corporate Governance Code and Corporate Governance Report”) came into effect on 1 April 2012), the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision A.4.1 of the Corporate Governance Code and Corporate Governance Report as set out in the Appendix 14 to the Listing Rules. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2012, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN SENIOR MANAGEMENT

During the six months ended 30 June 2012, there was the following change in senior management.

On 22 March 2012, Mr. Jiang Yongzhi resigned as Joint Company Secretary of the Company and Mr. Zhong Hua, the Chief Financial Officer, was appointed as Joint Company Secretary of the Company with effect from the same day.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the 2011 Annual Report of the Company are set out below:

Name of Director	Details of Changes
Wang Yilin	Appointed as Chairman of Nomination Committee of the Company on 28 March 2012
Zhou Shouwei	Resigned as Chairman of Nomination Committee of the Company on 28 March 2012

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2011, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 September 2012 (Monday) to 14 September 2012 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 September 2012 (Friday). The interim dividend will be paid on or around 10 October 2012 (Wednesday) to those shareholders on the register of members on 14 September 2012 (Friday) (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2012 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2012 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2012 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2012 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 7 September 2012 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Zhong Hua Joint Company Secretary

Hong Kong, 21August 2012

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2011 Annual Report on Form 20-F filed on 20 April 2012. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

CNOOC Limited
(中國海洋石油有限公司)
(根據公司條例在香港註冊成立的有限責任公司)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(股份代碼：00883)
(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

31 August 2012

Dear Non-registered holder [(1)],

CNOOC Limited (the "Company")
–Notice of publication of 2012 Interim Report ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.cnoocltd.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor Relations" on the home page of our website, then selecting "Name of document" under "Reports & Filing" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.cnoocltd.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,
By order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders ("Non- registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]：

中國海洋石油有限公司（「本公司」）
–2012中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
中國海洋石油有限公司
聯席公司秘書
鍾華
謹啟

2012年8月31日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-31082012-1(21)

Request Form 申請表格

To: **CNOOC Limited (the "Company") (Stock Code: 00883)**
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： **中國海洋石油有限公司（「本公司」）**
（股份代號：00883）
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark **ONLY ONE（X）** of the following boxes)
(請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註:

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. This letter is addressed to Non-registered holders ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

CNOH-31082012-1(2)

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

✂ --

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼Freepost No. 37
香港Hong Kong